UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SUNSHINE FINANCIAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86782T109

(CUSIP Number)

March 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No. 86782T109

1.	Names of reporting persons. Palogic Value Management, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 55,909
	7.	Sole dispositive power 0
	8.	Shared dispositive power 55,909
9.	Aggregate amount beneficially owned by each reporting person 55,909
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.1% (1)
12.	Type of reporting person (see instructions) PN/IA

(1)	Based upon 1,090,110 shares of common stock of the issuer outstanding as of December 31, 2014, as disclosed in the Form 10-K filed on March 30, 2015 by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 86782T109

1.	Names of reporting persons. Palogic Value Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 55,909
	7.	Sole dispositive power 0
	8.	Shared dispositive power 55,909
9.	Aggregate amount beneficially owned by each reporting person 55,909
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.1% (1)
12.	Type of reporting person (see instructions) PN

(1)	Based upon 1,090,110 shares of common stock of the issuer outstanding as of December 31, 2014, as disclosed in the Form 10-K filed on March 30, 2015 by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 86782T109

1.	Names of reporting persons. Palogic Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 55,909
	7.	Sole dispositive power 0
	8.	Shared dispositive power 55,909
9.	Aggregate amount beneficially owned by each reporting person 55,909
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.1% (1)
12.	Type of reporting person (see instructions) OO/HC

(1)	Based upon 1,090,110 shares of common stock of the issuer outstanding as of December 31, 2014, as disclosed in the Form 10-K filed on March 30, 2015 by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 86782T109

1.	Names of reporting persons. Ryan L. Vardeman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 55,909
	7.	Sole dispositive power 0
	8.	Shared dispositive power 55,909
9.	Aggregate amount beneficially owned by each reporting person 55,909
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.1% (1)
12.	Type of reporting person (see instructions) IN/HC

(1)	Based upon 1,090,110 shares of common stock of the issuer outstanding as of December 31, 2014, as disclosed in the Form 10-K filed on March 30, 2015 by the issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer

Sunshine Financial, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1400 East Park Avenue, Tallahassee, Florida 32301

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Palogic Value Management, L.P., Palogic Value Fund, L.P., Palogic Capital Management, LLC and Ryan L. Vardeman. Palogic Value Fund, L.P. is the record and direct beneficial owner of the securities covered by this statement. Palogic Value Management, L.P. is the investment manager and general partner of, and may be deemed to have indirect beneficial ownership of securities owned by, Palogic Value Fund, L.P. Palogic Capital Management, LLC is the general partner of, and may be deemed to have indirect beneficial ownership of securities owned by, Palogic Value Management, L.P. Mr. Vardeman is the sole member of, and may be deemed to have indirect beneficial ownership of securities owned by, Palogic Capital Management, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the reporting persons is 5310 Harvest Hill Road, Suite 110, Dallas, Texas 75230, USA.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

86782T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:             .

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2015	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

	By:	Palogic Value Management, L.P.
	Its:	General Partner

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

RYAN L. VARDEMAN

/s/ Ryan L. Vardeman

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)